UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒                Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐                No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐                No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Board of Directors

On June 5, 2018, the Board of Directors (the “Board”) of Atento S.A. (the “Company”) elected Antonio Viana-Baptista to serve as a Class III Director to replace Francisco Tosta Valim Filho. Mr. Viana-Baptista, 60, boasts a long-standing and distinguished career in the telecommunications, technology and investment banking sectors as well as in strategic consultancy. He has been over the years an active investor and advisor in technology companies. Most recently, he held the role of Credit Suisse Senior Advisor for Portugal and from 2011 to 2015, Chief Executive Officer for Spain and Portugal. Before joining Credit Suisse, he spent over a decade in a number of chief executive roles at Telefonica, including CEO of Telefonica International, Telefonica Spain and Telefonica Mobile among others. Prior to this, he spent seven years at Banco Portugues de Investimento (BPI) as an Executive Board member and was a Partner in the Iberia office of McKinsey & Co. From 1980 to 1982, Mr. Viana-Baptista served in the Portuguese Ministry of Finance. During his professional career, he has also served as a Non-Executive Director on the Boards of Directors of Research in Motion/Blackberry, NH Hotels and Abertis. He is currently a Non-Executive Board member at Semapa and Jeronimo Martins. Mr. Viana-Baptista holds a degree in Economics and a Master’s in European Economics from Universidad Catolica Portuguesa and an M.B.A. from INSEAD.

Mr. Viana-Baptista has been determined to be an “independent director” for purposes of the New York Stock Exchange corporate governance standards and will serve on the audit committee of the Board.

Also on June 5, 2018, the Board elected Marie-Catherine Brunner to serve as a Class II Director to replace Vishal Jugdeb. Ms. Brunner, 40, has over 17 years of experience in the financial services industry. She is currently a Finance Manager and member of the board of Bain Capital Luxembourg S.à.r.l. Prior to her position at Bain, Ms. Brunner was a Client Services Senior Manager at Centralis S.A., a provider of corporate and trust services, from May 2014 to July 2017. Prior to that, she served as a Senior Manager of Alter Domus, a provider of fund and corporate services, from November 2007 to May 2014. Ms. Brunner has a Master’s in Economics and Political Analysis from the University of Nancy, a postgraduate degree in Financial Management in Europe (D.E.S.S.), and a tax diploma from Luxembourg Chambre de Commerce.

On June 5, 2018, Messrs. Jugdeb and Valim resigned from the Board effective immediately. Their resignations were not due to any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: June 6, 2018	By:	/s/ Mauricio Montilha
	Name:	Mauricio Montilha
	Title:	Chief Financial Officer